FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of November
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

9 November 2012

PT BANK EKONOMI RAHARJA TBK
RESULTS FOR THE NINE-MONTH PERIOD ENDED
30 SEPTEMBER 2012 - HIGHLIGHTS

· Profit before tax for the nine-month period ended 30 September 2012 was IDR195.2bn (US$21m), a decrease of 26% compared with IDR262.7bn (US$28m) for the same period in 2011.

· Net interest income amounted to IDR694.0bn (US$75m) for the nine-month period ended 30 September 2012, a slight decrease of IDR9.8bn (US$1m), or 1% compared with the same period in 2011.

· The cost efficiency ratio for the nine-month period ended 30 September 2012 increased to 79.3% compared with 64.0% for the same period in 2011.

· Total assets were IDR24,747.2bn (US$2,581m), an increase of IDR648.2bn (US$68m), or 3%, as at 30 September 2012 compared with IDR24,099.1bn (US$2,513m) as at 31 December 2011.

· The core capital ratio decreased slightly to 13.88% as at 30 September 2012 compared with 15.44% as at 31 December 2011.

Commentary

Bank Ekonomi reported profit before tax of IDR195.2bn (US$21m) for the nine-month period ended 30 September 2012, a decrease of 26% compared with the same period in 2011, as operating expenses increased by IDR154.6bn (US$17m), while operating income (including net interest income) increased by IDR45.8bn (US$5m). Total operating expenses increased by 31%, driven by increases in employee expenses and information technology improvement related expenses. Operating income significantly increased by 82%, through gains from assets held for sale (foreclosed assets), a reversal of impairment losses on loans and increased net trading income.

Net interest income for the nine-month period ended 30 September 2012 was IDR694.0bn (US$75m), a slight decrease of 1%, or IDR9.8bn (US$1m) compared with the same period in 2011. The decrease was mainly due to lending rates decreasing more than deposit rates as competition in the market increased.

Non-interest income was IDR123.6bn (US$13m) for the nine-month period ended 30 September 2012, an increase of 82% or IDR55.7bn (US$6m) compared with the same period in 2011. This was due to an increase in net trading income and the sale of assets acquired from the settlement of troubled debt.

Operating expenses for the nine-month period ended 30 September 2012 were IDR648.5bn (US$70m), an increase of 31% or IDR154.6bn (US$17m) compared with the same period in 2011, which was mainly due to an increase in employee expenses and infrastructure improvement related expenses. As part of the Bank's continuous improvement and expansion, the Bank has invested in its people and infrastructure which resulted in a significant increase in operating expenses.

Total assets as at 30 September 2012 increased by IDR648.2bn (US$68m), or 3%, compared with 31 December 2011. In line with the increase, the gross balance of loans to customers increased by IDR2,365.6bn(US$247m) as the Bank kept expanding its loan portfolio.

Customer deposits as at 30 September 2012 increased by IDR905.0bn (US$94m) to IDR20,977.5bn (US$2,187m) compared with 31 December 2011.

Media enquiries to Lenggono S Hadi at lenggono.hadi@bankekonomi.co.id

Notes to editors:

1. Accounting standards
The figures quoted above have been prepared by PT Bank Ekonomi Raharja Tbk in accordance with the applicable Indonesian Financial Accounting Standards (SAK) issued by the Indonesian Institute of Accountants. The translation of the amounts in the statement of financial position and profit and loss account from Indonesian Rupiah to U.S. Dollar amounts is based on the latest period-end exchange rate and average exchange rate, respectively. The fluctuation percentages represent fluctuation differences in Indonesian Rupiah amounts. Due to adoption of (Financial Accounting Standards Principal) PSAK No. 60 "Financial Instruments : Disclosures" (equivalent with IFRS 7) requires more extensive disclosure of the Bank's financial risk management; therefore, certain accounts have been reclassified to reflect the classes of financial assets and liabilities.

2. PT Bank Ekonomi Raharja Tbk (Bank Ekonomi)
PT. Bank Ekonomi Raharja Tbk (Bank Ekonomi) is a leading commercial banking service provider, established in 1989 and at 30 September 2012 has 97 branches in 28 cities across Indonesia. Supported by more than 2,568 employees, Bank Ekonomi is listed on the Indonesia Stock Exchange and as of 30 September 2012, 98.94 % of its shares are owned by HSBC Asia Pacific Holdings (UK) Limited, a wholly owned subsidiary of HSBC Holdings Plc. As a member of the HSBC Group, Bank Ekonomi is part of one of the largest financial services organisations in the world.

3. HSBC in Indonesia
HSBC has operated in Indonesia since 1884 and now serves its customer through 52 branches, including 5 HSBC Amanah branches, in 6 major cities across Indonesia. Supported by more than 2,753 employees, today HSBC Indonesia has grown into Indonesia's leading international bank, offering services in retail banking and wealth management, corporate and investment banking, institutional banking, treasury capital markets and Sharia banking services.

4. HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 6,900 offices in over 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America,  Middle East and Africa,. With assets of US$2,721bn at 30 September 2012, HSBC is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                          By:

                                                                                   Name:   P A Stafford

                                                                                                   Title: Assistant Group Secretary

                                                                                        Date: 09 November 2012